Rockley Photonics Holdings Limited 3rd Floor 1 Ashley Road Altrincham, Cheshire United Kingdom, WA14 2DT November 7, 2022 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attn: Gregory Herbers Re: Rockley Photonics Holdings Limited Registration Statement on Form S-3 File No. 333-268104 Ladies and Gentlemen: Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rockley Photonics Holdings Limited (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-3 (File No. 333-268104) (the “Registration Statement”) be declared effective on November 9, 2022, at 4 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Alexandra Calcado of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Alexandra Calcado at (212) 858-1108. [Signature Page Follows]

Sincerely, /s/ Tom Adams Tom Adams General Counsel cc: Richard A. Meier, Rockley Photonics Holdings Limited Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP Alexandra Calcado, Pillsbury Winthrop Shaw Pittman LLP